

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Paul Patrizio
Chief Executive Officer and President
Arista Financial Corp.
51 JFK Parkway, First Floor West
Short Hills, NJ 07078

      Re: Arista Financial Corp.
          PRE 14C
          Filed September 17, 2019
          File No. 000-55989

Dear Mr. Patrizio:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Finance